MICHAEL KORS HOLDINGS LIMITED
c/o Michael Kors Limited
Unit 1902, 19/F, Tower 6
The Gateway, Harbour City
Tsim Sha Tsui, Kowloon, Hong Kong

November 25, 2013

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Tia L. Jenkins

Re:	Michael Kors Holdings Limited
Response to Comment Letter, dated November 13, 2013, to
Company Response Letter, dated October 22, 2013, relating to
Form 10-K for the Fiscal Year Ended March 30, 2013
Filed May 29, 2013 (File No. 001-35368)

Ladies and Gentlemen:

On behalf of Michael Kors Holdings Limited (the “Company”), below please find responses from the Company to comments received from the Staff of the U.S. Securities and Exchange Commission on November 13, 2013 to the Company’s response letter, dated October 22, 2013, relating to the Form 10-K for the fiscal year ended March 30, 2013 (File No. 001-35368), filed with the Commission on May 29, 2013.  The discussion below is presented in the order of the numbered comments in the comment letter.

Form 10-K for the Fiscal Year Ended March 30, 2013

Statement of Operations, page 46

1.
We note your response to comment 2 in our letter dated October 11, 2013 and understand that you do not include depreciation and amortization in cost of goods sold because these costs are not directly or indirectly related to bringing your products to their existing location and condition.  Please confirm that you will expand your financial statement footnote disclosure in future filings to clarify why depreciation and amortization is not included in your cost of goods sold.  Please provide a draft of your proposed disclosure in your response.

U.S. Securities and Exchange Commission
November 25, 2013

Response to Comment 1:

The Company acknowledges the Staff’s request for additional disclosure regarding clarification over the exclusion of depreciation and amortization expense from cost of goods sold. Accordingly, the Company is revising its accounting policy disclosures, in both MD&A and the financial statement footnotes, and will include the revised policy in future fillings as set forth below (revisions underlined):

MD&A- Critical Accounting Policies:

Long-lived Assets

All long-lived assets are recorded at cost less accumulated amortization or depreciation. For the purposes of impairment testing we group our long-lived assets according to their lowest level of use, such as aggregating and capitalizing all construction costs related to a retail store into leasehold improvements and those related to our wholesale business into shop-in-shops. Our leasehold improvements are typically amortized over the life of the store lease, and our shop-in-shops are amortized over a three year period. All amortization and depreciation expense is included as a component of total operating expenses as the underlying long-lived assets are not directly or indirectly related to bringing our products to their existing location and condition.

Notes- Summary of Significant Accounting Policies:

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization (carrying value). Depreciation is provided on a straight-line basis over the expected remaining useful lives of the related assets. Equipment, furniture and fixtures, and computer hardware and software are depreciated over five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated remaining useful lives of the related assets or remaining lease term. The Company includes all amortization and depreciation expense as a component of total operating expenses, as the underlying long-lived assets are not directly or indirectly related to bringing the Company’s products to their existing location and condition.

* * * *

In addition, the Company intends to revise its related party disclosure as set forth in its Schedule 14A filed with the SEC on June 18, 2013 under the heading “Certain Relationships and Related Party Transactions” relating to the Far East Licensing Agreements in response to additional correspondence between the Company and the Staff.  A draft of such disclosure is set forth below (revisions underlined):

U.S. Securities and Exchange Commission
November 25, 2013

Michael Kors Far East Holdings Limited

For the fiscal year ended March 30, 2013, Sportswear Holdings Limited, Michael Kors and John D. Idol owned 63.4%, 14.3% and 8.1%, respectively, of the ordinary shares of Michael Kors Far East Holdings Limited (“Far East Holdings”). We have entered into agreements (the “Far East Licensing Agreements”) with certain subsidiaries of Far East Holdings (the “Licensees”) pursuant to which the Licensees have certain exclusive rights within China, Hong Kong, Macau and Taiwan, and rights of first refusal to expand to other territories across Asia, to import, sell, advertise and promote apparel, footwear and accessories, excluding eyewear, watches and fragrance and personal care products, and to own and operate free-standing retail stores bearing our “Michael Kors,” “MICHAEL Michael Kors” and “KORS Michael Kors” trademarks. The Far East Licensing Agreements expire on March 31, 2041, and we may terminate them at certain intervals if certain minimum sale benchmarks are not met. Pursuant to the Far East Licensing Agreements, we waived the royalty on all net sales of licensed products by the Licensees prior to April 1, 2013. Under the Far East Licensing Agreements, net sales of licensed products for fiscal 2013 totaled approximately $8.2 million.  In fiscal 2013, the royalty waived on net sales of licensed products was $343,813.

If you have any questions concerning the above responses, please do not hesitate to contact me.

Sincerely,

/s/ Joseph B. Parsons

Joseph B. Parsons
Executive Vice President, Chief Financial Officer, Chief Operating Officer and Treasurer